As filed with the Securities and Exchange Commission on March 15, 2002


                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                   Form 10-SB

                    GENERAL FORM OF REGISTRATION STATEMENT OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
               Under Section 12(g) of The Securities Exchange Act
                                     of 1934


                              IMAGE ANALYSIS, INC.
                 (Name of small business issuer in its charter)

        Oklahoma                      5045                    73-1552303
        --------                      ----                    ----------
(State of incorporation)    (Primary SIC Code Number)    (IRS Employer ID No.)

                             8908 S. Yale Ave. #409
                                 Tulsa, OK 74137
                    (Address of principal executive offices)

                                 (918) 481-0167
                           (Issuers telephone number)

                                  WITH COPY TO:
                             Ronald C. Kaufman, Esq.
                              Kaufman & Associates
                       624 South Boston Avenue, 10th Floor
                                 Tulsa, OK 74119
                            (918) 584-4463 Telephone

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, $0.001 par value


              CROSS-REFERENCE SHEET SHOWING LOCATION IN FORM 10-SB
             OF INFORMATION REQUIRED BY ALTERNATIVE 3 OF FORM 10-SB


                                                                                                        Form 10-SB
                                                                                                         Page No.
                                                                                                       --------------

PART I
Item 1.  Description of Business................................................................             3

Item 2.  Plan of Operation......................................................................             6

Item 3.  Description of Property................................................................             6

Item 4.  Security Ownership of Certain Beneficial Owners and Management.........................             7

Item 5.  Directors and Executive Officers, Promoters and Control Persons........................             7

Item 6.  Executive Compensation.................................................................             9

Item 7.  Certain Relationships and Related Transactions.........................................             9

Item 8.  Description of Securities..............................................................             9


PART II
Item 1.  Market Price of and Dividends on the Registrant's Common Equity........................            10

Item 2.  Legal Proceedings......................................................................            11

Item 3.  Changes in and Disagreements with Accountants..........................................            11

Item 4.  Recent Sales of Unregistered Securities................................................            11

Item 5.  Indemnification of Directors and Officers..............................................            12

PART F/S                                                                                                    13

PART III
Item 1.  Index to Exhibits......................................................................            27

Item 2.  Description of Exhibits................................................................            27

SIGNATURES......................................................................................            27




Item 1.  Description of Business

Business Development
     Image Analysis, Inc ("the Company") was organized in Oklahoma on October 6, 1998. The Company has not been in bankruptcy, reorganization or similar proceedings. On January 28, 1999, the Company completed its merger with ImageAnalysis Corporation, a Florida corporation ("Image-FL"). Image-FL owned the exclusive worldwide rights to develop, manufacture and market a patented color magnetic resonance imaging technology ("Color MRI Technology"). As a result of the merger, the Company now owns the exclusive license to the Color MRI Technology. For more information about the terms of and accounting treatment for the Image-FL merger, see "Notes to Financial Statements."

Business of Issuer.
     Principal products or services and their markets. Since inception, the Company's principal business has been to complete the development of and to commercialize the Color MRI technology. The technology consists of software, known as ImageJava 2000, that uses various color masks to produce full-color composite images from gray-scale MRI output. The resulting color images can be quickly viewed individually or all together as a "riffle stack". A riffle stack is layers of images piled on top of one another to create a composite image. The riffle stack allows a radiologist, using a computer mouse, to zoom back and forth through the images, creating a 3-D appreciation of the colorized MRI output even though the images themselves are not 3-D. The color images can be transferred to a CD-ROM, instead of bulky film, for storage or for a patient to take to his referring physician. Because the color images are transferred to a CD-ROM using a standard computer file format, the color images can be viewed on any PC without the need for special software. ImageJava 2000 is designed to work with any brand of MRI scanner. An alpha version of the software is currently being used at two test sites. Once the Company has raised approximately $500,000 in capital, the Company plans to refine the alpha version and to commence beta testing. It is anticipated that beta testing will be completed within six months of its commencement. After beta testing is complete, a commercial version of the software will be prepared. Once the software is ready for sale, we plan to market it first as an educational tool to radiologists, hospitals, universities and medical schools. Based on a preliminary meeting with the FDA, we believe that marketing the software as an educational tool does not require FDA approval (See "Need for Government Approval"). FDA approval will be required before the Company can market the software as a diagnostic tool.

     Magnetic Resonance Imaging. Magnetic Resonance Imaging (MRI) is a widely used imaging system that safely creates many different and detailed views of the inside of the body. A MRI scanner is a large tunnel-shaped machine that is big enough for a person to lie inside. Within the MRI scanner is a large magnet. The magnet directs harmless radio signals around sections of the body. When the signals pass through the body, they resonate, that is, release a signal. The signals are picked up by a receiver inside the MRI scanner and then sent to a computer. The computer analyzes the signals and converts them to a visual image that is displayed on a viewing monitor and then printed on special film. The images produced by the MRI scanner are gray-scale images similar to an X-ray.

     These gray-scale images can be difficult and time-consuming to read. A radiologist "reads" these images on film by comparing the different scans of each tissue slice, sometimes evaluating 80 to 120 individual gray images to obtain a diagnosis. The successful diagnosis of a condition using MRI depends not only on the ability of the radiologist to detect the subtle differences in shades of gray, but also the radiologist's ability to visually compare the vast number of individual images.

     Because human vision is keyed to color, we believe that ImageJava 2000 provides radiologists, doctors and patients an opportunity to look at MRI images in a more intuitive way. The software applications are valuable for educating patients or a research team, or for showing a surgeon who may not have experience in interpreting MRI images how he or she can visualize and understand them better. Following FDA approval, color MRI also has great potential to be used for surgical planning and for diagnostic purposes. The only investment required by a radiology department is a PC and the ImageJava 2000 software connected into the MRI computer network.

     History of the Color MRI Technology. The Color MRI Technology was invented by Dr. H. Keith Brown, Ph.D., who is presently Professor of Occupational Health & Therapy at Brenau University. Dr. Brown invented the Color MRI Technology while he was a professor at University of South Florida ("USF"), and USF owns the patents to the technology. The Company owns the exclusive worldwide license to develop and market the software. Dr. Brown continues to assist the Company with the refinement of ImageJava 2000.

     Market for Color MRI Technology. According to a study by Technology Management Group covering more than 90% of all MRI sites nationwide, there were nearly 10 million MRI procedures conducted in 1996 at approximately 4,160 fixed sites. The sites consisted of 2,870 hospitals and 1,290 non-hospital facilities, such as physician offices, universities, medical schools, research facilities and MRI centers. Of the MRI sites surveyed, 89% had one MRI system installed and 11% had two or more. These 4,160 sites represent our initial target market. Together they conduct nearly 10 million MRI procedures annually. According to an article published on December 27, 2001, in the Boston Globe, a standard MRI procedure, one that produces gray-scale images on film, costs about $1,000. The Company estimates that the addition of color will increase the cost of a typical MRI procedure by about $100. The Company believes that any expense of purchase or licensing fees for ImageJava 2000 will be more than offset by the advantages of improved efficiency of reading and communicating MRI information.

     The major advantages of the Color MRI Technology over existing gray MR images are:

1. The patient can more easily understand and the doctor can more easily explain color images. Current MR images are represented in shades of gray where the only variable is the intensity of the shade of gray. When color is used, intensity, hue and saturation can vary, giving additional tissue data and imparting more information per image.

2. The color used creates automatic and instant tissue segmentation, which allows the radiologist to eliminate all colors other than the tissue of a specific color.

3. The Color MRI Technology combines multiple gray MRI images into a simple diagnostic color composite for easy computer visualization. The color composite slices can be stacked and scrolled on the computer to permit virtual three-dimensional color viewing.

4. The Color MRI Technology lends itself to easy transmission of the digital Color MRI data over telephone lines and on the Internet for consultation with radiologists worldwide. The patient and doctors in one location can have instant access to radiologists and surgeons across the country through the computer.

     MRI procedures are presently covered by most insurance, however, the Company does not yet know if the additional cost of a color MRI will be covered. The Company plans to request from Medicare/Medicaid and from the major private insurance plans that they cover the cost of the Color MRI.

     Distribution methods of the products or services. The Company has no manufacturing or distribution capacity. The Company plans to have ImageJava 2000 produced by a contract software manufacturer. Manufacturing of ImageJava 2000 primarily involves the duplication of diskettes, final packaging and quality control tests. Disk duplicating and labeling is highly automated. Final assembly of the packaged product is more labor intensive. We have not yet contacted, negotiated or entered into an agreement with a software manufacturer for the production of ImageJava 2000.

     Status of any publicly announced new product or service. An alpha version of the software is currently being used at two test sites. Once the Company has raised approximately $500,000 in capital, the Company plans to refine the alpha version and to commence beta testing. It is anticipated that beta testing will be completed within six months of its commencement. After beta testing is complete, a commercial version of the software will be prepared.

     Competitive business conditions and the small business issuer's competitive position in the industry and methods of competition. The Company is not aware of any competitive product to the Color MRI Technology either in development or available commercially. When MRI became widely used in the 1970's, attempts to provide color were limited by technology available at the time. The early colorization process did not enjoy success because the images were not realistic and did not add to the efficiency, accuracy or clarity of gray-scale MRI output. Since then, gray-scale MRI output, viewed primarily on film similar to that of an X-ray, has been the industry standard. The Company's main competitive challenge will be to show radiologists and other opinion leaders that ImageJava 2000 can enhance the way they look at MRI output and that having the images available on CD-ROM, instead of film, can enhance information sharing and alleviate storage problems.

     Sources and availability of raw materials and the names of principal suppliers. The raw materials for ImageJava 2000 include CD-ROMs, plastic boxes, binders, and multi-color printed materials. Such raw materials are easily accessible and widely available from a number of suppliers.

     Dependence on one or a few major customers. The Company does not yet have any customers, as ImageJava 2000 is not yet available for commercial use.

     Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts.

     Patents. The patents to the Color MRI technology are owned by the University of South Florida. Dr. Brown invented the technology while he was a professor at USF. Patents were issued in the United States, Europe and Mexico. Patent applications are pending in Canada and Japan. It is up to USF to file, prosecute and maintain its patent rights. The Company has the right to request that USF file, prosecute and maintain its patent rights at the Company's sole expense.

     Licenses. The License Agreement with USF, attached as Exhibit 6.1, obligates the Company to pay royalties of five percent (5%) of gross revenues from the sale of products using the Color MRI Technology. Of the royalties, 4% will be paid to USF, which owns the patent rights, and 1% will be paid to Brenau University where Dr. Brown continues to refine the technology. The License Agreement requires the Company to pay small annual minimum royalties ranging from $5,000 per year to $10,368 per year beginning in the third year of the License. Improvements to the process will also be owned by USF and any such improvements may not be covered by the existing license.

     Copyrights, Trademarks, etc. The Company regards its ImageJava 2000 software as proprietary and will attempt to protect it with copyrights, trade secret laws, internal nondisclosure safeguards, as well as restrictions on disclosure and transferability that will be incorporated into its software license agreements. The Company plans to license its software products to customers rather than transferring title. Despite these restrictions, it may be possible for competitors or users to copy aspects of the Company's products or to obtain information which the Company regards as trade secrets. Computer software generally has not been patented, and existing copyright laws afford limited practical protection. Monitoring and identifying unauthorized use of such a broadly disseminated product as microcomputer software is difficult, and software piracy can be expected to be a persistent problem for the packaged software industry. These problems may be particularly acute in international markets. For that reason, the Company's products distributed internationally may have electronic copy protection methods embedded in the disks.

     Need for any government approval of principal products or services. On October 22, 1999, Dr. Thomas Coughlin, our then president; Dr. Keith Brown, the inventor of the Color MRI technology; and Roger Barnes, our FDA consultant, met with FDA officials to demonstrate the Color MRI Technology. Based on that meeting, we believe the Color MRI Technology will not require approval by the FDA if the Company states that the Color MRI Technology will be used only for educational purposes, such as helping radiologists to better explain MRI results to patients and medical personnel. It is the Company's intent to initially market this product for educational purposes only. If the Company determines at some future date to market the Color MRI Technology as a primary diagnostic method, then FDA approval would be required prior to such marketing.

     Effect of existing or probable governmental regulation on the business. The Company is not aware of any existing or probable governmental regulation on its business, other than the need to obtain FDA approval prior to marketing its product as a diagnostic or surgical planning tool. See "Need for any government approval of principal products or services" above.

     Estimate of the amount spent during each of the last two fiscal years on research and development activities. During the last two fiscal years, the Company has spent approximately $400,000 to develop ImageJava 2000. No customer has borne the cost of research and development of ImageJava 2000.

     Costs and effects of compliance with environmental laws. Because the Company plans to contract the manufacturing of its ImageJava 2000 software to a third party, the Company believes it will have no costs or effects of compliance with environmental laws.

     Number of total employees and number of full time employees. The Company presently has six part-time employees, which includes the officers and directors and two consultants.

Item 2.  Plan of Operation

Plan of Operation, Cash Requirements and Product Development and Research Plan for the Next Twelve Months.
     During the next six months, if the Company is able to obtain financing of at least $500,000, the Company plans to refine the alpha version of the software and to commence beta testing. It is anticipated that beta testing will be completed within six months of its commencement. After beta testing is complete, a commercial version of the software will be prepared. The Company then must obtain financing of an additional $500,000 to make arrangements for the manufacturing, distribution and support of the software, to perform site installations, to begin marketing the software and to repay outstanding loans.

     Because ImageJava 2000 is not yet commercially available, the Company has no revenue. The Company's activities have been funded primarily by the sale of its common stock and by loans from its shareholders. There are presently no arrangements for either debt or equity financing and there is no assurance that the Company will be successful in obtaining funding for its plan of operation. The Company has no business alliance partners at this time and there is no assurance that the Company will be successful in making acceptable arrangements for the manufacturing, distribution and support of the software.

     The Company has no cash. The Company needs a minimum of $500,000 during the next six months to fund its plan of operation. The Company plans to obtain capital through the sale of its common stock in private transactions exempt from registration. There is no assurance that the Company will be successful in raising capital on acceptable terms, if at all. If the Company is successful in raising additional capital, it will probably be dilutive to its existing shareholders.

Expected Purchase or Sale of Plant and Significant Equipment. None.

Expected Significant Changes in Number of Employees. None.

Item 3.  Description of Property

     The Company's executive office is leased from Oklahoma National Bank, a non-affiliated third party, and consists of approximately 2000 square feet. The executive office is shared with other companies for which our directors may provide services. The Company's portion of the $2,100 per month rent is $800 per month.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information concerning the ownership of Common Stock by officers, directors, and beneficial owners of more than 5% of the outstanding Common Stock of the Company as of the date of this filing:

                                                            % of shares              Relationship
      Name                     Number of Shares             outstanding               to Company
      ------------------------ ----------------- ------ -------------------- ------------------------------
      UTEK Corporation                  879,300  (1)          10.87%               Beneficial Owner
      Vicki L. Pippin                   605,000  (2)           7.48%               Beneficial Owner
      Dr. Thomas Coughlin               555,000  (3)           6.86%             Officer and Director
      Rhonda R. Vincent                 550,000  (4)           6.80%             Officer and Director
      Mabie Children's Trust            450,000  (5)           6.55%               Beneficial Owner
      Mansfield Garrett                 500,000  (6)           6.50%               Beneficial Owner
      Frederick Slicker                 470,000  (7)           5.98%               Beneficial Owner


(1) UTEK Corporation is a publicly traded Delaware corporation. There are no common officers, directors, employees or shareholders between the Company and UTEK. Dr. Clifford Gross is Chief Executive Officer of UTEK. According to his most recent public filing, Dr. Gross beneficially owns more than 10% of UTEK's outstanding common stock.

(2) Does not include 125,000 shares of common stock owned by Northside Trust, an irrevocable trust established for the benefit of Ms. Pippin's minor child. Ms. Pippin is not the trustee and disclaims any beneficial ownership of the Trust.

(3) Does not include 425,000 shares of common stock owned by Coughlin Children's' Trust, an irrevocable trust established for the benefit of Dr. Coughlin's adult and minor children. Dr. Coughlin is not the trustee and disclaims any beneficial ownership of the Trust.

(4) Does not include 180,000 shares of common stock owned by the Vincent Family Trust, an irrevocable trust established for the benefit of Ms. Vincent's minor children. Ms. Vincent is not the trustee, and she disclaims any beneficial ownership of the Trust.

(5) Mabie Children's Trust is an irrevocable trust established for the benefit of Gifford Mabie's adult children. Mr. Mabie is not the trustee and disclaims any beneficial ownership of the Trust. Mr. Mabie is a former officer and director of the Company. He resigned on January 15, 2002.

(6) Mansfield Garrett is a privately held corporation owned by Rondald Wheet. There are no common officers, directors, employees or shareholders between the Company and Mansfield Garrett.

(7) Does not include a total of 530,000 shares of common stock registered in the names of Mr. Slicker's spouse, his two adult children and various charitable organizations. The 470,000 shares registered in Mr. Slicker's name and the 530,000 shares registered in the names of Mr. Slicker's spouse, his two adult children and various charitable organizations are the subject of a lawsuit filed by the Company against Mr. Slicker on January 24, 2002. See "Legal Proceedings".

Changes in Control. There are no current arrangements, which may result in a change of control of the Company.

Item 5.  Directors and Executive Officers, Promoters and Control Persons


     Identify directors and executive officers. The following table identifies the directors, officers, promoters and control persons of the Company and sets forth their respective ages and their capacity with the Company:

                                                                 Term of Office    Director
                Name           Age   Positions and Offices          As Director       Since
                ----           ---   ---------------------       --------------    --------

Thomas Coughlin, Jr., M.D....  51    Director and President              1 year     January
                                                                                    4, 1999
Rhonda Vincent...............  37    Director, Vice President,           1 year     October
                                     Secretary and Treasurer                        6, 1998


     Business experience of directors and executive officers during past five years and other directorships held in reporting companies.

     Thomas R. Coughlin, Jr., M.D., is President of the Company and has been a director since January 1999. Prior to joining the Company, Dr. Coughlin was a cardiovascular and transplant surgeon for more than 25 years. From 1995 to January 1999, Dr. Coughlin practiced cardiovascular surgery in Tulsa, OK and was Assistant Clinical Professor at the University of Oklahoma Medical School. From 1992 to 1995, he was Medical Director of Cardiovascular Surgical Services at Alexandria Hospital in Alexandria, VA, and from 1991 to 1995, he was Assistant Clinical Professor, Thoracic and Cardiovascular Surgery, at George Washington University Medical Center in Washington, D.C. Dr. Coughlin was Assistant Professor and Chief of Transplant Surgery at the University of Maryland from 1986 to 1990, starting the heart transplant program and performing the first successful heart transplant at the University Hospital. During that time, he also served as Medical Director of the Maryland Organ Procurement Center. He holds an undergraduate degree in Chemistry from Seton Hall University (B.S.) and is a graduate of the University of Rochester School of Medicine and Dentistry (M.D.). He did his cardiovascular and transplant surgical training at the University of Illinois and Cook County Hospital in Chicago. Dr. Coughlin is also the chief executive officer and director of Centrex, Inc. (OTCBB: CNEX) and serves as medical advisor to Maxxon, Inc. (OTC: MXON) and Lexon, Inc. (OTC:
LXXN).

     Rhonda R. Vincent, is Vice President, Secretary, Treasurer and a Director of the Company and has served in such capacities since inception. Since 1997, Ms. Vincent has served in various capacities, most recently as financial reporting manager for Maxxon, Inc. (OTC: MXON). She is also a financial reporting advisor for Lexon, Inc. (OTC: LXXN) and Centrex, Inc. (OTCBB: CNEX). She is a Certified Public Accountant and holds a Bachelor of Science degree in Accounting from Oral Roberts University.

     Persons Who Are Expected to Make a Significant Contribution to Business But Who Are Not Directors or Executive Officers.

     Dr. H. Keith Brown, Ph.D. invented the Color MRI Technology. He is a full professor with the Department of Occupational Therapy at Brenau University in Gainesville, Georgia. His professional experience includes positions at North Georgia College, University of South Florida College of Medicine, Tulane School of Medicine and Augusta College. Dr. Brown is a member of the American Association of Clinical Anatomists, Electron Microscope Society of America, Florida Society for Electron Microscopy and the Society for Computer Applications in Radiology. Grants received include "Functional Imaging of Ovarian Masses Using Feature Analysis" (NASA); "Enhancing Magnetic Resonance Images for Improved Cancer Detection" (NASA and American Cancer Society); "Legionnaire's Disease: Cell Mediated Immunity" (Department of Health and Human Services); and "Specific Tissue Mapping by Color Designation of Nuclear Magnetic Resonance Characteristics" (University of South Florida). Dr. Brown is frequently invited as a lecturer at professional meetings and has made over 100 presentations.

     Roger Barnes, B.S., M.S. R.PH. is the Company's FDA consultant. He has over 31 years of regulatory experience with the FDA. The majority of his service with the FDA was in headquarters organizations including the Center for Drug Evaluation and Research, the Office of the Associate Commissioner for Health Affairs, and in the Office of Device Evaluation, Center for Devices and Radiological Health. Mr. Barnes has been a consultant to the medical device industry since 1993. His practice includes investigational device exemptions
(IDE),  premarket  notifications  (510(k)),  and premarket approval applications
(PMA). Publications include "Biological Availability of Oxytetracycline Hydrochloride Capsules: A Comparison of All Manufacturing Sources Supplying the United States Market", JAMA (1971); "Report on Intraocular Lenses," (1982); "Laser Regulations: FDA Policy Update; First National Conference on Clinical Lasers," (1986); and "Mistakes Commonly Made by Firms in Clinical Submissions", Regulatory Affairs (1991). His education includes University of Missouri, School of Pharmacy, Bachelor of Science - Pharmacy, 1958, Master of Science - Pharmaceutical Chemistry, 1960 and FDA Institute of Advanced Analytical Chemistry, 1966 Georgetown University.

     Board of Directors. The Company's directors hold office until the next annual meeting of shareholders or until their respective successors have been duly elected and qualified. The Company's officers are elected annually by the Board of Directors and serve at the discretion of the Board.

     Compensation to Directors. The present Board of Directors does not receive compensation for its services, as its two members are employees of the Company. Directors who are not employees of the Company may be paid reasonable fees and may be granted stock options pursuant to the Image Analysis Stock Employee Benefit Plan for serving as directors. Directors who are also employees of the Company will not receive any additional compensation for their services as directors.

     Conflicts of Interest. The Company's officers and directors are associated with other firms involved in a range of business activities. These other firms do not offer products or services similar to those offered by the Company, and the other firms do not target the same market as the Company. Because the Company's officers and directors are under no obligation to devote their full-time efforts to the Company, there may be potential conflicts as to the amount of time each devotes to the Company's business.

Item 6.  Executive Compensation

     Since inception, the Company's officers and directors have served without cash or equity compensation. The value of the services rendered by the officers, as estimated by management, is recorded by the Company on a quarterly basis as an expense with an offsetting entry to paid in capital.

     The Company plans to compensate its officers and employees at such time as sufficient funds and/or revenue are available for such purposes. If sufficient funds become available, the Board will determine the amount of compensation at that time.

Item 7.  Certain Relationships and Related Transactions

     On November 19, 2001, Quasar Irrevocable Trust, an entity established by a shareholder of the Company, filed suit in the district court of Tulsa County demanding payment of a loan and accrued interest aggregating $62,610 plus $6,200 in attorney's fees. The eventual outcome of the lawsuit is not certain. The Company's financial statements at December 31, 2001, include $69,907 related to the claim.

     The Company's officers, directors and employees are also officers, directors and/or employees of other companies. The Company shares staff, office space and other administrative expenses with these other companies and from time to time borrows from and makes cash advances to the other companies. At December 31, 2001, the Company had $15,254 recorded as a receivable from these related companies. Also at December 31, 2001, the Company had recorded payables of $66,460 to the related companies included in related party payables in the accompanying balance sheet.

Item 8.  Description of Securities

     Preferred Stock. The Company is authorized to issue up to 5,000,000 shares of preferred stock, par value $0.001 per share. There are no preferred shares presently outstanding and there is no present intent to issue any preferred stock.

     Common Stock. The Company is authorized to issue 45,000,000 shares of common tock, par value $0.001 per share. As of the date of this filing there are 8,089,600 shares of common stock outstanding.

     No Preemptive Rights. Holders of Common Stock do not have any preemptive rights to subscribe for or to purchase any stock or other securities of the Company.

     Voting Rights. Holders of Shares of Common Stock are entitled to one vote per Share on all matters submitted to a vote of the Shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the Shares, which are eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. Holders of a majority of the issued and outstanding Shares of Common Stock may take action by written consent without a meeting.

     Dividend Rights. Holders of record of Shares of Common Stock are entitled to receive dividends when and if declared by the Board of Directors. To date, the Company has not paid cash dividends on its Common Stock. Holders of Common Stock are entitled to receive such dividends as may be declared and paid from time to time by the Board of Directors out of funds legally available therefor. The Company intends to retain any earnings for the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will depend upon future earnings, results of operations, capital requirements, the Company's financial condition and such other factors as the Board of Directors may consider.

     Liquidation Rights. Upon any liquidation, dissolution or winding up of the Company, holders of Shares of Common Stock are entitled to receive pro rata all of the assets of the Company available for distribution to Shareholders after liabilities are paid and distributions are made to the holders of the Company's Preferred Stock, if any.

     Charter or Bylaw Provisions Delaying, Deferring or Preventing a Change in Control. There is no provision presently in the Company's charter or bylaws that delays, defers or prevents a change in control.

                                     PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity

Market Information
     There is no market for the Company's outstanding common stock.

Amount of Equity Subject to Outstanding Options or Warrants
     Incentive Stock Option Plan. The Company has adopted an Incentive Stock Option Plan and reserved 3,500,000 Shares of Common Stock thereunder. As of the date of this filing there were no options outstanding pursuant to the Plan. Options may be granted under the Plan to officers, directors, key employees and others at the discretion of the Board of Directors.

     Other Options. As of the date of this filing there were 250,000 options outstanding which were exercisable at prices ranging from $1.00 per share to $2.00 per share and which expire from October 27, 2003 to December 31, 2004. See "Notes to Financial Statements" for more details about the outstanding common stock options.

Amount of Equity that Could Be Sold Pursuant to Rule 144
     As of the date of this filing, 7,862,000 shares of our common stock can be sold pursuant to Rule 144 of the Securities Act of 1933, as amended. Rule 144 permits certain persons who have held restricted securities for a period of at least one year to sell in any 90 day period an amount of restricted securities equal to one percent (1%) of the Company's outstanding shares of common stock, or the average weekly reported volume of trading during the four calendar weeks preceding the filing of a notice of proposed sale, whichever is more. Such sales must be made in brokerage transactions, and prior to such sales all of the conditions of Rule 144 must be satisfied. Rule 144 permits certain persons, after holding such securities for a period of at least two (2) years, to sell those securities without restriction. In order to do so, the Company must be current in its information reporting requirements.

Holders of Record
     As of the date of this filing, there were approximately 100 holders of record of the Company's common stock.

Dividends
     The Company does not anticipate declaring or paying dividends on its common stock.

Item 2.  Legal Proceedings

     On November 19, 2001, Quasar Irrevocable Trust, an entity established by a shareholder of the Company, filed suit in the district court of Tulsa County demanding payment of a loan and accrued interest aggregating $62,610 plus $6,200 in attorney's fees. The eventual outcome of the lawsuit is not certain. The Company's financial statements at December 31, 2001, include $69,907 related to the claim.

     On January 24, 2002, the Company filed a petition in the District Court of Tulsa County against Frederick Slicker, a former officer and general counsel of the Company for professional malpractice. The Company is seeking an amount in excess of $10,000 each for compensatory damages and punitive damages, plus the attorney's fees, the return of common stock issued to Mr. Slicker, and other relief to which the Company may be entitled.

Item 3.  Changes in and Disagreements with Accountants

     None

Item 4.  Recent Sales of Unregistered Securities

     During the past three years the Company sold the following securities pursuant to exemption(s) from registration. Although the Company cites the exemption(s) claimed and the facts and circumstances surrounding its reliance upon such exemption(s), the Company reserves the right to rely upon any and all other available exemptions:

     From April 30, 1999 to October 5, 2000, the Company sold 412,000 shares at $2.00 per share to 44 accredited and 26 non-accredited investors pursuant to an exemption from registration under Regulation D, Rule 504 of the Securities Act of 1933, as amended. The Company received $824,000 in cash and incurred offering expenses of $157,500, which were commissions, fees and expenses paid to RichMark Capital Corporation, a registered broker-dealer. Regulation D, Rule 504 permits a non-reporting issuer to offer and sell up to $1,000,000 of securities during any 12-month period to an unlimited number of persons without regard to their sophistication or experience. The Company relied on this exemption because it was a non-reporting company and it did not sell more than $1,000,000 of securities during any 12-month period.

     On February 15, 2000, Morgan-Phillips, Inc., an investor relations firm, exercised its option to purchase 1,000,000 shares of Company common stock at $0.001 per share. The options were granted on October 29, 1998, pursuant to an exemption from registration under Regulation E, Rule 701 of the Securities Act of 1933, as amended. Rule 701, as then in effect (before the rule change effective April 7, 1999) permitted a non-reporting issuer to offer and sell securities to consultants as long as the consultant provided bona-fide services pursuant to a written contract and that such services were not in connection with the offer and sale of securities in a capital-raising transaction. The options to purchase 1,000,000 shares at $0.001 per share were granted to Morgan-Phillips, Inc. pursuant to a written agreement for bona fide services, which primarily consisted of answering routine shareholder questions. These services were not in connection with the offer and sale of securities in a capital-raising transaction.

     On May 8, 2000, RichMark Capital exercised its option to purchase 750,000 shares of common stock at an exercise price of $0.001 per share. The options were granted on October 14, 1998. In connection with the option exercise, the Company relied on an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. Section 4(2) provides an exemption from registration for transactions by an issuer not involving any public offering. The Company relied on this exemption because the transaction with RichMark Capital did not involve a public offering.

     On October 27, 2000, FinMap Corporation was granted an option to purchase up to 50,000 shares of Company common stock over a three-year period at an exercise price of $1.00 per share. Regulation D, Rule 504 permits a non-reporting issuer to offer and sell up to $1,000,000 of securities during any 12-month period to an unlimited number of persons without regard to their sophistication or experience. The Company relied on this exemption because it was a non-reporting company and it did not sell more than $1,000,000 of securities during any 12-month period.

     On August 28, 2001, the Company issued 140,000 shares of its Common Stock to ARGO Corporate Partners, a consultant to the Company, in satisfaction of the ARGO Agreement. The shares were valued at $2.00 per share, which was determined by the board to be the fair market value of the stock based on other recent stock purchases. The shares were issued pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.
Section 4(2) provides an exemption from registration for transactions by an issuer not involving any public offering. The Company relied on this exemption because the transaction with ARGO Corporate Partners did not involve a public offering.

     On August 31, 2001, the Company granted to Dr. Keith Brown, inventor of the Color MRI technology, and to a software development consultant options to purchase up to 100,000 shares of Company common stock each until December 31, 2004, at an exercise price of $2.00 per share. The exercise price was determined by the board based on other recent stock purchases. The Company recorded compensation cost of zero based upon the Black-Scholes option pricing model using the following assumptions: exercise price of $2.00 per share; stock price of $2.00 per share; risk-free interest rate of 6.0%; expected dividend yield of 0.0; expected life of 40 months; and estimated volatility of 0%. The options were granted pursuant to an exemption from registration under Regulation E, Rule 701 of the Securities Act of 1933, as amended. Rule 701 permits a non-reporting issuer to issue securities for compensation as long as those services are not in connection with the offer and sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market. The Company relied on this exemption because it was a non-reporting company, the services were bona-fide and provided by natural persons, and the services were not in connection with a capital-raising transaction and do not directly or indirectly promote or maintain a market.

     On September 21, 2001, the Company commenced an offering of 1,000,000 shares of its common stock at $5.00 per share. The offering was qualified on September 21, 2001 pursuant to Regulation A under Section 3(b) of the Securities Act of 1933, as amended. Subsequently, the Company withdrew its Regulation A offering based upon the lack of response due to the unfortunate timing of the offering in relationship to the September 11, 2001, terrorist attacks and the related downturn in the market. None of the shares that were the subject of the offering statement were sold and the offering statement was not the subject of a proceeding under Rule 258.

     From November 1, 2001 to February 28, 2002, the Company sold 87,600 shares of its common stock at $2.50 per share to 7 accredited and 4 unaccredited investors pursuant to an exemption from registration under Regulation D, Rule 506 of the Securities Act of 1933. The Company received $219,000 in cash. Regulation D, Rule 506 permits offers and sales of an unlimited dollar amount of common stock to accredited investors and up to 35 unaccredited investors during any twelve-month period.

Item 5.  Indemnification of Directors and Officers

     The Company's certificate of incorporation and its bylaws provide for indemnification to the full extent permitted by Oklahoma law of all persons it has the power to indemnify under Oklahoma law. Such indemnification is not deemed to be exclusive of any other rights to which those indemnified may be entitled, under any bylaw, agreement, vote of stockholders or otherwise. The provisions of the Company's certificate of incorporation and bylaws which provide indemnification may reduce the likelihood of derivative litigation against the Company's directors and officers for breach of their fiduciary duties, even though such action, if successful, might otherwise benefit the Company and its stockholders.

     The Company has entered into indemnification agreements with its officers and directors, significant employees, consultants and others. These agreements provide that the Company will indemnify each person for acts committed in his or her capacity and for virtually all other claims for which a contractual indemnity might be enforceable. These agreements provide that the Company will advance expenses to the indemnified party.


                                    Part F/S


                          INDEX TO FINANCIAL STATEMENTS


Audited Financial Statements

Independent Auditors' Report.......................................................................      14

Balance Sheet At December 31, 2001.................................................................      15

Statements Of Operations From Inception (October 6, 1998) Through December 31, 2001
And For The Years Ended December 31, 2001 and 2000................................................       16

Statements Of Cash Flows From Inception (October 6, 1998) Through December 31, 2001
And For The Years Ended December 31, 2001 and 2000.................................................      17

Statements Of Shareholders' Equity From Inception (October 6, 1998) Through
December 31, 2001..................................................................................      18

Notes To Financial Statements From Inception (October 6, 1998) Through
December 31, 2001 And For The Years Ended December 31, 2001 and 2000...............................      19


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of Image Analysis, Inc.


We have audited the accompanying balance sheet of Image Analysis, Inc., a Development Stage Company, as of December 31, 2001, and the related statements of operations, cash flows and shareholders' equity for the periods from icneption (October 6, 1998) to December 31, 2001, and for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsiblity is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all mateiral respects, the financial position of Image Analysis, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the period from inception (October 6, 1998) to December 31, 2001, and for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company is a development stage company with insufficient revenues to fund development and operating expenses. This condition raises substantial doubt about its ability to continue as a going concern. Management's plan concerning this matter is also described in NOte 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Tullius Taylor Sartain & Sartain LLP

Tulsa, Oklahoma
February 21, 2002

                              Image Analysis, Inc.
                          (A Development Stage Company)

                                  Balance Sheet
                                December 31, 2001




                                                          December 31,
                                                                 2001
                 ASSETS                                   ------------
Current assets
Cash                                                          $ 15,800
Receivables - Related Party                                     15,254
Prepaid Expenses                                                 1,500
                                                          ------------
   Total current assets                                         32,554
                                                          ------------

TOTAL ASSETS                                                  $ 32,554
                                                          ============
        LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Accounts payable                                              $ 67,927
Accrued liabilities                                              2,800
Due to NorTech                                                  39,900
Accrued interest payable-Note 4                                 19,707
Related party payables-Note 4                                  120,868
                                                          ------------
   Total current liabilities                                   251,202
                                                          ------------

Shareholders' deficit
Preferred stock, $0.001 par value,
5,000,000 shares authorized;  no shares
issued and outstanding                                               -
Common stock, $0.001 par value,
45,000,000 shares authorized;
8,078,600 shares issued and outstanding-Note 7                   8,079
Paid in capital                                              2,317,321
Deficit accumulated during the development stage            (2,544,048)
                                                          ------------
Net capital deficiency                                        (218,648)
                                                          ------------

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY                $ 32,554
                                                          ============


The accompanying notes are an integral part of the financial statements


                              Image Analysis, Inc.
                          (A Development Stage Company)

                            Statements of Operations
         From Inception (October 6, 1998) through December 31, 2001 and
                 For the Years Ended December 31, 2001 and 2000



                                                  From inception
                                                     (October 6,
                                                   1998) through            Year Ended           Year Ended
                                               December 31, 2001     December 31, 2001    December 31, 2000
                                               -----------------     -----------------    -----------------

Revenue                                                      $ -                   $ -                  $ -
                                               -----------------     -----------------    -----------------

Expenses
Research and development                                 445,789                49,799              169,626
Accounting and Legal Services                             82,181                27,492               45,298
Consulting Fees                                          600,786               252,900              332,124
Printing                                                  32,407                     -                    -
Salary Expense                                         1,160,000               400,000              410,000
General and administrative                               175,959                58,368               75,555
                                               -----------------     -----------------    -----------------
   Total operating expenses                            2,497,122               788,559            1,032,603
                                               -----------------     -----------------    -----------------
Operating loss                                        (2,497,122)             (788,559)          (1,032,603)

Interest expense                                          46,926                 8,032               12,180
                                               -----------------     -----------------    -----------------
Net loss                                            $ (2,544,048)           $ (796,591)        $ (1,044,783)
                                               =================     =================    =================
Weighted average shares outstanding                    6,877,220             8,022,266            7,380,936
                                               -----------------     -----------------    -----------------
Net loss per share                                       $ (0.37)              $ (0.10)             $ (0.14)
                                               -----------------     -----------------    -----------------




The accompanying notes are an integral part of the financial statements



                              Image Analysis, Inc.
                          (A Development Stage Company)

                            Statements of Cash Flows
         From Inception (October 6, 1998) through December 31, 2001 and
                 For the Years Ended December 31, 2001 and 2000



                                                                         From Inception
                                                                   (October 6, 1998) to          Year Ended           Year Ended
                                                                      December 31, 2001   December 31, 2001    December 31, 2000
                                                                    -------------------   -----------------    -----------------
Operating activities
Net loss                                                                   $ (2,544,048)         $ (796,591)        $ (1,044,783)
Plus non-cash charges:
Amortization of sponsored research and license agreements                       395,990                   -              169,626
Value of common stock options granted to non-employees for services              58,250                   -               58,000
Value of common stock payable to non-employees for services                     280,000              35,000              245,000
Value of services contributed by employees                                    1,160,000             400,000              410,000
Change in working capital accounts:
Related party receivables                                                       (15,254)              8,480              (23,734)
Sponsored research and other assets                                                   -              10,000              (10,000)
Prepaid expenses                                                                 (1,500)             44,479              (41,916)
Accounts payable                                                                  7,927                 461               (9,933)
Accrued liabilities                                                             102,700              80,200               22,500
Interest payable                                                                 19,707               8,032              (15,039)
                                                                    -------------------   -----------------    -----------------
      Total operating activities                                               (536,228)           (209,939)            (240,279)
                                                                    -------------------   -----------------    -----------------

Financing activities
Loans from officers and shareholders                                            564,387             137,581                    -
Repayment of loans from officers and shareholders                              (443,519)            (66,913)            (145,000)
Sale of common stock for cash
To founders                                                                       5,110                   -                    -
To third-party investors                                                      1,017,250             191,500              436,000
Less:  issue costs                                                             (195,800)            (38,300)             (85,850)
                                                                    -------------------   -----------------    -----------------
      Total financing activities                                                947,428             223,868              205,150
                                                                    -------------------   -----------------    -----------------

Investing activities
Payment of license and sponsored research obligations                          (395,400)                  -                    -
                                                                    -------------------   -----------------    -----------------
Total investing activities                                                     (395,400)                  -                    -
                                                                    -------------------   -----------------    -----------------

Change in cash                                                                   15,800              13,929              (35,129)
Cash at beginning of period                                                           -               1,871               37,000
                                                                    -------------------   -----------------    -----------------
Cash at end of period                                                          $ 15,800            $ 15,800              $ 1,871
                                                                    ===================   =================    =================

Supplemental cash flow information:
Cash paid for interest                                                         $ 53,933                 $ -             $ 27,219
                                                                    ===================   =================    =================




The accompanying notes are an integral part of the financial statements


                              Image Analysis, Inc.
                          (A Development Stage Company)

                       Statements of Shareholders' Equity
           From Inception (October 6, 1998) through December 31, 2001


                                                                                                           Deficit
                                                                                                       Accumulated
                                                                               Common                   During the
                                                    Shares of     Common     Stock to        Paid In   Development
                                                        Stock      Stock    be Issued        Capital         Stage          Total
                                                    ---------    -------     ---------   -----------  -------------    -----------

Balance at October 6, 1998 (Inception)                      -        $ -          $ -            $ -           $ -            $ -

Common stock issued to founders                     5,110,000      5,110            -              -             -          5,110
Common stock issued to inventor  for services          50,000         50            -              -             -             50
Common stock issued in Merger                         540,000        540            -              -             -            540
Common stock issued for cash:
    To third-party investors                          194,875        195            -        389,555             -        389,750
     Less issue costs                                       -          -            -        (71,650)            -        (71,650)
Value of services contributed by employees                  -          -            -        350,000             -        350,000
Value of stock options granted to
non-employees for services                                  -          -            -            250             -            250
Net Loss through December 31, 1999                          -          -            -              -      (702,674)      (702,674)
                                                    ---------    -------     ---------   -----------  -------------    -----------
Balance at December  31, 1999                       5,894,875      5,895            -        668,155      (702,674)       (28,624)

Common stock issued for cash:
    To third-party investors                          217,125        217            -        434,033             -        434,250
     Less issue costs                                       -          -            -        (85,850)            -        (85,850)
Exercise of Options                                 1,750,000      1,750            -              -             -          1,750
Value of services contributed by employees                  -          -            -        410,000             -        410,000
Value of stock options granted to
non-employees for services                                  -          -            -         58,000             -         58,000
Value of common stock payable to
non-employees for services                                  -          -      245,000              -             -        245,000
Net Loss through December 31, 2000                          -          -            -              -    (1,044,783)    (1,044,783)
                                                    ---------    -------     ---------   -----------  -------------    -----------
Balance at December  31, 2000                       7,862,000      7,862      245,000      1,484,338    (1,747,457)       (10,257)

Common stock issued for cash:
    To third-party investors                           76,600         77            -        191,423             -        191,500
     Less issue costs                                       -          -            -        (38,300)            -        (38,300)
Value of services contributed by employees                  -          -            -        400,000             -        400,000
Value of stock granted to
non-employees for services                                  -          -       35,000              -             -         35,000
Value of common stock payable to
non-employees for services                            140,000        140     (280,000)       279,860             -              -
Net Loss through December 31, 2001                          -          -            -              -      (796,591)      (796,591)
                                                    ---------    -------     ---------   -----------  -------------    -----------
Balance at December 31, 2001                        8,078,600    $ 8,079          $ -    $ 2,317,321  $ (2,544,048)    $ (218,648)
                                                    =========    =======     =========   ===========  =============    ===========



The accompanying notes are an integral part of the financial statements

                              Image Analysis, Inc.
                          (A Development Stage Company)

                          Notes to Financial Statements
         From Inception (October 6, 1998) through December 31, 2001 and
                 For the Years Ended December 31, 2001 and 2000

Note 1--  Organization and Summary of Significant Accounting Policies

Organization and Nature of Operations
Image Analysis ("the Company") owns the exclusive worldwide rights to manufacture and market a patented software program and process ("Color MRI Technology") by which gray digital images produced by Magnetic Resonance Imaging machines ("MRIs") are colored with realistic colors and combined using a personal computer for easy viewing and analysis.

Development Stage Operations
The Company was incorporated on October 6, 1998, under the laws of the state of Oklahoma. Since inception, the Company's primary focus has been to develop the software program and Color MRI Technology process and to fund that research and development.

Compensation of Officers and Employees
The Company's officers and other employees serve without pay or other non-equity compensation. The fair value of these services is estimated by management and is recognized as a capital contribution. For the years ended December 31, 2001 and 2000, and for the period from inception (October 6, 1998) to December 31, 2001, the Company recorded $400,000, $410,000, and $1,160,000, respectively, as a capital contribution by the officers and other employees.

Stock-based Compensation
The Company accounts for stock-based compensation arrangements in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force Consensus in Issue No. 96-18.

Income Taxes
The Company uses the liability method of accounting for income taxes as set forth in SFAS No. 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based on the differences between the financial statements and tax bases of assets and liabilities at enacted tax rates in effect in the years in which the differences are expected to reverse.

Earnings (Loss) per Share
The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share". Under the provision of SFAS No. 128, basic net income
(loss) per share is calculated by dividing net income (loss) available to Common Stockholders for the period by the weighted average shares of Common Stock of the Company outstanding during the period (see Note 9). Diluted net income
(loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period. The calculation of diluted income (loss) per share of Common Stock assumes the dilutive effect of stock options.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Research and Development ("R&D") Costs
The Company has amortized the $395,400 paid pursuant to the Sponsored Research and License Agreements (see Note 3) over 21 months, which is the life of the service agreement. The costs were fully amortized at December 31, 2001. Any other costs related to developing the Color MRI Technology are expensed as incurred.

New Accounting Standards
The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" during the first quarter of 2001. Currently, the Company does not engage in hedging activities or transactions involving derivatives.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," which supersedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Pre-acquisition Contingencies of Purchased Enterprises." The provisions of the Statement apply to all business combinations initiated after June 30, 2001. SFAS No. 141 requires that all business combinations be accounted for by the purchase method of accounting. This method requires the accounts of an acquired institution to be included with the acquirer's accounts as of the date of acquisition with any excess of purchase price over the fair value of the net assets acquired to be capitalized as goodwill. The Statement also requires that the assets of an acquired institution be recognized as assets apart from goodwill if they meet specific criteria presented in the Statement. The
Statement ends the use of the pooling-of-interests method of accounting for business combinations, which required the restatement of all prior period information for the accounts of the acquired institution. The Company will account for all mergers and acquisitions initiated after June 30, 2001, using the purchase method.

In June 2001, the FASB issued SFAS No. 142, "Goodwill And Other Intangible Assets", and SFAS No. 143, "Accounting For Asset Retirement Obligations". SFAS No. 142 supercedes APB Opinion No. 17, "Intangible Assets", and primarily addresses accounting for goodwill and intangible assets subsequent to acquisition. Under SFAS No. 142, goodwill and separately identified intangible assets with indefinite lives will no longer be amortized but reviewed annually (or more frequently if impairment indicators arise) for impairment. Separately identified intangible assets not deemed to have indefinite lives will continue to be amortized over their useful lives. SFAS No. 142 applies to all goodwill and intangible assets acquired after June 30, 2001. For goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS No. 142 effective January 1, 2002. The Company does not anticipate any impact of SFAS No. 142 on its financial statements as the Company currently has no intangible assets.

SFAS No. 143 requires that entities record as a liability obligations associated with the retirement of a tangible long-lived asset when such obligations are incurred, and capitalize the cost by increasing the carrying amount of the related long-lived asset. SFAS No. 143 will be effective for fiscal years beginning after June 15, 2002, however, earlier application is encouraged. The Company, which will adopt SFAS No. 143 on January 1, 2002, does not expect a material impact from the adoption of SFAS No. 143 on its financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting For The Impairment Or Disposal Of Long-Lived Assets". SFAS No. 144 supercedes SFAS No. 121, "Accounting For The Impairment Of Long-Lived Assets And For Long-Lived Assets To Be Disposed Of", and APB Opinion No. 30, "Reporting The Results Of Operations - Reporting The Effects Of Disposal Of A Segment Of A Business, And Extraordinary, Unusual And Infrequently Occurring Events And Transactions". SFAS No. 144 establishes an accounting model based on SFAS No. 121 for long-lived assets to be disposed of by sale, previously accounted for under APB Opinion No. 30. This Statement is effective for fiscal years beginning after December 15, 2001. The Company, which will adopt SFAS No. 144 on January 1, 2002, does not expect a material impact from the adoption of SFAS No. 144 on its financial statements.

Note 2--  ImageAnalysis Corporation Merger

On January 28, 1999, the Company completed its merger with ImageAnalysis Corporation, a Florida corporation ("Image-FL"). Image-FL owned the exclusive worldwide rights to manufacture and market the Color MRI Technology. As a result of the merger, the Company owns the exclusive license to the Color MRI Technology.

The Company issued 540,000 shares of its Common Stock, $0.001 par value, for all of the issued and outstanding Common Stock of Image-FL. The shareholders of Image-FL were UTEK Corporation ("UTEK") and the University of South Florida Research Foundation ("USFRF"). UTEK and USFRF received 519,300 shares and 20,700 shares of the Company's Common Stock, respectively. In connection with the merger, the Company also issued 50,000 shares of its Common Stock $0.001 par value, to Dr. Keith Brown, inventor of the Color MRI Technology.

By reason of the merger Image-FL ceased to exist, and its assets and liabilities became assets and liabilities of the Company. Image-FL's assets were the exclusive license to the Color MRI technology granted by USFRF and a sponsored research agreement with Brenau University ("Brenau") to develop a commercially viable Color MRI product. Image-FL had $395,400 in liabilities which consisted of $340,400 payable to Brenau pursuant to the sponsored research agreement and $55,000 payable to UTEK for its role in finding and evaluating the Color MRI Technology. The $395,400 in liabilities were paid in full by the Company during 1999.

The merger was accounted for as a purchase. The value assigned to the Color MRI Technology and the related obligations were based on Image-FL's cost. The Company valued the shares of Common Stock issued to the shareholders of Image-FL at par value $0.001 per share, or $540. Par value per share was determined by the Board to be the fair market value of the Company's Common Stock on the date of the transaction. The Board used as a basis for its fair market value determination the fact that no trading market for the Company' Common Stock existed and that all previous sales of the Company's Common Stock were at par value.

The Image-FL assets acquired and liabilities assumed are summarized as follows:

 Assets Acquired:
     Research Agreement                                 $340,400
     License Agreement                                   $55,000

 Liabilities Assumed:
     Obligation Pursuant to the Research Agreement      $340,400
     Obligation Pursuant to the License Agreement        $55,000

Image-FL was incorporated on August 3, 1998, for the purpose of entering into the license and research agreements and to then transfer the Color MRI Technology to the private sector. Because Image-FL had no operations prior to entering into the license and research agreements and ceased to exist by reason of the Merger, no pro forma financial information is presented.

Note 3--  Sponsored Research Contract and Exclusive License

Sponsored Research Agreement
On January 28, 1999, the Company acquired the Sponsored Research Contract with Brenau University for the development of the Color MRI Technology pursuant to the Image-FL merger. The Sponsored Research Contract began November 1, 1998, and ended October 31, 2000. The Company recorded the Sponsored Research Contract asset at cost (which was $340,400, the total amount due at the date of the merger) with an offsetting entry for the $340,400 due as a liability. The Company paid $100,000 of the liability in cash on January 28, 1999, and paid the $240,400 balance of the liability in cash on May 31, 1999. The Sponsored Research Contract asset was amortized using the straight-line method over a 21-month period, which was the remaining life of the agreement at the merger date. Amortization expense was $145,813 in 2000, which is classified as research and development expense. At December 31, 2001, the asset was fully amortized.

Exclusive License
On January 28, 1999, the Company acquired the perpetual Exclusive License to the Color MRI Technology pursuant to the Image-FL merger. The Company recorded the Exclusive License asset at its cost of $55,590, with offsetting entries for $55,000 due to UTEK pursuant to the merger, for $540 in common stock issued to the shareholders of Image-FL pursuant to the merger and $50 in common stock issued to Dr. Keith Brown, inventor of the Color MRI Technology. On May 31, 1999, the Company paid the $55,000 due to UTEK in cash. The Exclusive License asset was amortized using the straight-line method over a 21-month period. Amortization expense was $23,560 in 2000. At December 31, 2001, the asset was fully amortized.

Note 4--  Related Party Transactions

On November 19, 2001, Quasar Irrevocable Trust, an entity established by a shareholder of the Company, filed suit in the district court of Tulsa County demanding payment of an outstanding loan and accrued interest aggregating $62,610 plus $6,200 for attorney's fees. The eventual outcome of the lawsuit is not certain. The Company's financial statements at December 31, 2001, include $69,907 related to the claim.

The Company's officers, directors and employees are officers, directors and/or employees of other companies. The Company shares staff, office space and other administrative expenses with these other companies and from time to time borrows from and makes cash advances to the other companies. All such borrowing and advances are non-interest bearing. At December 31, 2001, the Company had $15,254 recorded as a receivable from these related companies. Also at December 31, 2001, the Company had recorded payables of $70,668 to the related companies included in "Related party payables" in the accompanying balance sheet.

Note 5--  Income Taxes

The deferred tax assets and liabilities are as follows:
                                                       2001
                                             ---------------
   Net operating loss carry-forward                 $435,000
   Other temporary differences                        22,538
   Less: Valuation allowance                       ( 457,538)
                                             ---------------
            Net Deferred Tax Benefit                      --
                                             ---------------

As of December 31, 2001, the Company had a net operating loss carry-forward of approximately $1,145,798. This will begin to expire in 2018. Deferred taxes reflect a combined federal and state tax rate of approximately 38%. A valuation allowance fully offsets the benefit of the net operating loss, since the Company does not meet the "more probable than not" criteria of SFAS 109.

Note 6--  Commitments and Contingencies

Future Royalty Obligations Under Exclusive License Agreement
In connection with the exclusive License Agreement, the Company agreed to pay to USFRF, the licensor of the Color MRI Technology, a royalty equal to the greater of (a) five percent (5%) of revenue from the sale of products using the Color MRI Technology and improvements thereto or as a minimum (b) zero (0) dollars for the first twenty four (24) months; $5,000 at the end of year three (3); $6,000 at the end of year four (4); $7,200 at the end of year five (5); $8,640 at the end of year six (6); $10,368 at the end of year seven (7); and the same sum for each successive year thereafter during the term of the exclusive License Agreement. The royalty obligation will expire after the longer of twenty (20) years or the expiration of the last to expire patent that covers the licensed intellectual property.

As a result of the Sponsored Research Agreement, the Company has agreed to pay a 1% royalty on sales of the Color MRI Technology to Brenau University. Royalties are payable quarterly, beginning with the date of issue of the first patent that results from this sponsored research project. The duration of the exclusive license is the greater of the life of the technology or 15 years.

Leases
The Company's executive office is leased from a third party under the terms of a lease agreement that expires May 31, 2002. The office is shared with other companies owned in part by the officers and directors of the Company. For the period ended May 31, 2002, the minimum annual lease payment is $10,305 of which the Company's estimated share is $2,061.

Foreign Patent Protection
The U.S. patent covering the Color MRI Technology does not extend to foreign countries, and the Company does not presently have any foreign patent protection for its product.

ARGO Agreement
On September 15, 2000, the Company signed a consulting agreement with ARGO Corporate Partners, Inc. ("ARGO") whereby ARGO was to provide business consulting services to the Company for a period of one year. On August 28, 2001, the Company signed a settlement agreement with ARGO that released each party from any further obligation related to the initial consulting agreement. Pursuant to the settlement agreement, the Company issued ARGO 140,000 shares of its common stock and agreed to pay ARGO $60,000 in cash. As of December 31, 2001, the $60,000 is included in accounts payable.

Note 7--  Common Stock and Paid in Capital

Common Stock Transactions Since Inception
On October 6, 1998, the Company issued 5,110,000 shares of its Common Stock to its founders for $5,110 in subscriptions receivable, which were paid in full during 1999.

On October 29, 1998, the Company entered into an agreement with Morgan-Phillips, Inc., an investor relations firm, whereby the Board granted them an option to purchase up to 1,000,000 shares of Common Stock over a two-year period at an exercise price of $.001 per share. On February 15, 2000, the options were exercised and the Company received $1,000 in cash. For more details about the stock options and compensation costs, if any, see Note 8 "Stock Options."

On October 29, 1998, the Company entered into an agreement with RichMark Capital Corporation, a broker-dealer, whereby the Board granted them an option to purchase up to 750,000 shares of Common Stock at an exercise price of $.001 per share. On May 8, 2000, the options were exercised and the Company received $750 in cash. For more details about the stock options and compensation costs, if any, see Note 8 "Stock Options."

On January 28, 1999, the Company issued 540,000 shares of its Common Stock at $0.001 par value to UTEK Corporation in connection with the Image-FL Merger. UTEK and USFRF were the shareholders of Image-FL. For details about the Image-FL Merger, see Note 2 " ImageAnalysis Corporation Merger".

On January 28, 1999, the Company issued 50,000 shares of its Common Stock at $0.001 par value to Dr. Keith Brown, inventor of the Color MRI Technology, for services rendered. For details about the shares issued to Dr. Brown, see Note 2 " ImageAnalysis Corporation Merger".

On April 15, 1999, the Company began a Regulation D, Rule 504 private offering at $2.00 per share. As of December 31, 2000, 412,000 shares were sold to third-party investors for $824,000 in cash. The Company incurred offering expenses of $157,500, which were commissions, fees and expenses paid to RichMark Capital Corporation, a registered broker-dealer.

On August 28, 2001, the Company issued 140,000 shares of its Common Stock to ARGO Corporate Partners, Inc. pursuant to a settlement agreement (see Note 6). The shares were valued at $2.00 per share, which was determined by the board to be the fair market value of the stock based on other recent common stock purchases.

During October and November of 2001, the Company issued 71,000 shares of its common stock to eight accredited investors at $2.50 per share. The Company received $177,500 in connection with the individual transactions.

On December 21, 2001, the Company began a Regulation D, Rule 506 private offering at $2.50 per share. As of December 31, 2001, 5,600 shares were sold to third-party investors for $14,000 in cash.

About the Company's Common and Preferred Stock
The Company is authorized to issue 45,000,000 Shares of Common Stock, par value $0.001 per share, of which 8,078,600 shares were outstanding as of December 31, 2001. The Company is also authorized to issue 5,000,000 shares of Preferred
Stock, par value $0.001 per share, of which there are no shares presently outstanding. There is no present intent to issue any Preferred Stock.

Voting Rights
Holders of Shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. Holders of a majority of the issued and outstanding shares of Common Stock may take action by written consent without a meeting.

Dividend Rights
Holders of record of shares of Common Stock are entitled to receive dividends when and if declared by the Board of Directors. To date, the Company has not paid cash dividends on its Common Stock. Holders of Common Stock are entitled to receive such dividends as may be declared and paid from time to time by the Board of Directors out of funds legally available. The Company intends to retain any earnings for the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will depend upon future earnings, results of operations, capital requirements, the Company's financial condition and such other factors as the Board of Directors may consider.

Liquidation Rights
Upon any liquidation, dissolution or winding up of the Company, holders of shares of Common Stock are entitled to receive pro rata all of the assets of the Company available for distribution to shareholders after liabilities are paid and distributions are made to the holders of the Company's Preferred Stock.

Preemptive Rights
Holders of Common Stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the Company.

Note 8--  Stock Options

Incentive Stock Option Plan
On October 14, 1998, the Board of Directors and shareholders approved the adoption of the Image Analysis Incentive Stock Option Plan, pursuant to which 3,500,000 shares of Common Stock was reserved. At December 31, 2001, no incentive stock options had been granted and none were outstanding.

Options Granted to Non-Employees
On October 29, 1998, the Company entered into an agreement with RichMark Capital Corporation, a broker-dealer, whereby the Board granted them an option to purchase up to 750,000 shares of Common Stock on or before May 31, 2000, at an exercise price of $.001 per share. This exercise price was determined by the board to be the fair market value of the Common Stock on the date of grant based on other sales made at the time. The options were immediately exercisable and not subject to performance criteria. Compensation costs were based on an estimated fair value of $0.00 per share. The estimated fair value was calculated using the Black-Scholes option pricing model with the following assumptions: exercise price of $.001 per share; stock price of $.001 per share; risk-free interest rate of 6.0%; expected dividend yield of 0.0; expected life of 19 months; and estimated volatility of 0%. On May 8, 2000, the options were exercised and the Company received $750 in cash.

On October 29, 1998, the Company entered into an agreement with Morgan-Phillips, Inc., an investor relations firm, whereby the Board granted them an option to purchase up to 1,000,000 shares of Common Stock over a two-year period at an exercise price of $.001 per share. This exercise price was determined by the board to be the fair market value of the Common Stock on the date of grant based on other sales made at the time. The options were immediately exercisable and not subject to performance criteria. Compensation costs were based on an estimated fair value of $0.00 per share. The estimated fair value was calculated using the Black-Scholes option pricing model with the following assumptions: exercise price of $.001 per share; stock price of $.001 per share; risk-free interest rate of 6.0%; expected dividend yield of 0.0; expected life of 2 years; and estimated volatility of 0%. On February 15, 2000, the options were exercised and the Company received $1,000 in cash.

On October 17, 2000, the Company entered into an agreement with FinMap Corporation, an advertising and public relations firm, whereby the Board granted them an option to purchase up to 50,000 shares of Common Stock during a three year period at an exercise price of $1.00 per share as an incentive. The Company recorded $58,000 in compensation cost based on an estimated fair value of $1.16 per share. The estimated fair value was calculated using the Black-Scholes option pricing model with the following assumptions: exercise price of $1.00 per share; stock price of $2.00 per share; risk-free interest rate of 6.0%; expected dividend yield of 0.0; expected life of 3 years; and estimated volatility of 0%.

On August 31, 2001, the Company granted to Dr. Keith Brown, inventor of the Color MRI technology, and to a software development consultant options to each purchase up to 100,000 shares of Company common stock until December 31, 2004, at an exercise price of $2.00 per share. The compensation cost related to the option grant was zero based upon the Black-Scholes option pricing model using the following assumptions: exercise price of $2.00 per share; stock price of $2.00 per share; risk-free interest rate of 6.0%; expected dividend yield of 0.0; expected life of 40 months; and estimated volatility of 0%.

A summary of the status of the Company's stock options at December 31, 2001 and 2000, and changes during the years then ended is presented below:



                                                   2001                           2000
                                        ---------------------------    ----------------------------
                                                          Weighted                        Weighted
                                                           Average                         Average
                                                          Exercise                        Exercise
                                               Shares        Price            Shares         Price
                                        -------------- ------------    -------------- -------------
Non-Employees
Outstanding, beginning of period               50,000       $1.00          1,750,000        $.001
Granted                                       200,000       $2.00             50,000        $1.00
Exercised                                          --          --          1,750,000        $.001
Forfeited                                           --         --                 --           --
                                        -------------- ------------    -------------- -------------
Outstanding, end of period                    250,000       $1.80            50,000         $1.00
Exercisable, end of period                    250,000       $1.80            50,000         $1.00
                                                                                      -------------
                                        --------------                 --------------
Weighted  average fair value of
options  granted during the period              $0.00                         $1.00
                                        --------------                 --------------


The following table summarizes information about stock options outstanding at December 31, 2001:


                                     Options Outstanding                    Options Exercisable
                         --------------------------------------------    ---------------------------
                                            Weighted
                                             Average         Weighted                      Weighted
                                Number     Remaining          Average          Number       Average
 Range                     Outstanding   Contractual         Exercise     Exercisable      Exercise
 of Exercise Prices        at 12/31/01          Life            Price     at 12/31/01         Price
 ------------------        -----------  ------------        ----------    -----------      --------

 Non-Employees:
       $1.00-$2.00             250,000    2.76 years          $1.80          250,000         $1.80


Note 9--  Earnings per Share

Basic and diluted EPS for the years ended December 31, 2001 an 2000, and the period from inception (October 6, 1998) to December 31, 2001, were computed as follows:




                                                Inception to       Year Ended        Year Ended
                                           December 31, 2001     December 31,      December 31,
                                                                         2001              2000
                                           ------------------ ---------------- -----------------
    Basic EPS Computation:
    Net loss                                    $(2,544,048)       $(796,591)      $(1,044,783)
                                           ------------------ ---------------- -----------------

    Weighted average shares outstanding           6,877,220        8,022,266         7,380,936
                                           ------------------ ---------------- -----------------

    Basic and Diluted EPS                          $  (0.37)        $  (0.10)         $  (0.14)
                                           ------------------ ---------------- -----------------


For the periods shown above, all options were excluded from the EPS calculation as their effect was anti-dilutive.

Note 10-- Uncertainties

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is in the early stages of development and has not established sources of revenues sufficient to fund the development of business and pay operating expenses, resulting in a net loss of $2,544,048 for the period from Inception (October 6, 1998) to December 31, 2001. Management intends to provide the necessary development and operating capital through sales of its Common Stock and the sale of software using the Color MRI Technology. These plans depend on the Company's successful completion of an offering of its Common Stock to raise the capital required to bring the Color MRI Technology to market. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

On November 19, 2001, in the district court of Tulsa County, Quasar Irrevocable Trust, established by the Company's former general counsel, filed a Petition against the Company demanding payment of an outstanding loan due from Image Analysis in the amount of $50,200 plus accrued interest of $12,410. The Company has not paid these obligations because of disputes with the noteholder (see Note
11).

Note 11-- Subsequent Events

On January 24, 2002, Image Analysis, along with other plaintiffs, filed suit against the Company's former corporate counsel. The petition charges that former counsel took various actions, which were against the interests of the plaintiff, committed a beach of fiduciary duty, and committed a breach of his duty to exercise reasonable care, skill and diligence on behalf of the Plaintiffs which constitutes negligence. The Company seeks compensatory and punative damages including the return of 1,000,000 shares of the Company's common stock. The Company is working to resolve these disputes. At this time, the outcome is uncertain.

                                    PART III

Item 1.  Index to Exhibits

         EX 2-1.    Articles of Incorporation
         EX 2-2.    Bylaws
         EX 3-1.    Specimen Stock Certificate
         EX 6-1.    License Agreement with the University of South Florida

Item 2.  Description of Exhibits

     See Item 1, above.


                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  IMAGE ANALYSIS, INC.

                                  /s/ Thomas Coughlin
                                  ------------------------------------
Date:  March 15, 2002             By:  Thomas Coughlin, Chairman of the Board